Filed Pursuant To Rule 433

Registration No. 333-180974

April 16, 2015

ETF Store - George Milling Stanley interview

[Start of recorded material]

00:00:00	Interviewer: Hi, this is Nate [Jerassi], president of the ETF Store. Thanks for listening. We hope you enjoyed the podcast, and please visit etfstore.com for more helpful information on ETFs and investing. Well, let’s go ahead and welcome in our guest this morning. Again, George Milling Stanley is joining us in studio. George is head of gold investment strategy at State Street Global Advisors. George, just a pleasure to have you with us this morning.

George Milling Stanley:	Nate, I’m very happy to be here. Thanks for asking me.

Interviewer:	Well, George, let’s just start right off the bat with what I think is the single most important question today. If you could have gold or Kansas City barbeque, which would you prefer?

00:00:37	George Milling Stanley: I’m in Kansas City. I would always pick Kansas City barbeque as long as I get a ticket to the Royals at the same time.

Interviewer:	Well, George, we’re going to cover quite a bit of ground here today on gold and gold ETFs, but I’d like to start by talking a little bit about your professional background. You started your career as a journalist with the Financial Times in London. You covered the international mining industry. From there, you worked as chief

ETF Store - George Milling Stanley interview

precious metals analyst with Consolidated Gold Fields in London, which, at the time, was the second-largest gold mining group in the world. And then you spent six years developing business for the precious metals freighting desk and researching precious metals at Lehman Brothers.

00:01:14	Now, more recently, you spent 15 years with the World Gold Council. You held the position of managing director of government affairs. And then you also had your own gold consultancy where you helped JP Morgan build its gold business. So altogether, you have some 40 years of experience in the gold market. Was this your plan from the beginning? Did you always have such a distinct interest in gold?

George Milling Stanley:	No, I kind of lucked into it. I was a young reporter — this is even before I joined the Financial Times — young reporter on a financial magazine in London. And it was 1972. My editor showed up at the door of my office, and he said, George, it’s been 12 months since Richard Nixon closed the gold window.

00:01:50	And I said I haven’t the faintest idea what you’re talking about, and he said, well, neither do I. And if I don’t understand it and you don’t understand it that means that our readers don’t. You go find out about the gold market and write me an article. And I still think I’m chasing that same story. At the time I was doing all those various different career moves, I felt like the steel ball on one of those pinball machines. Looking back at it, on 40-some years, it kind of looks almost like a coherent career path. It’s very strange.

ETF Store - George Milling Stanley interview

00:02:20	Interviewer: Well, given that our firm is the ETF Store, obviously we’re big believers in exchange traded funds, and as it turns out, you were an integral part of pioneering and launching the first and most population gold ETF, the SPDR Gold Shares, ticker GLD. And a lot of questions we want to ask here, but let’s start with the back story on this. How did you get involved with GLD, and tell us about its development.

George Milling Stanley:	Okay. Cast your mind back to the gold market. In the — let’s say about the year 2000. I was working at the World Gold Council, primarily running programs for central banks, talking about how they manage their whole reserve portfolios and the particularly role of gold within those portfolios.

00:02:55	But the overall gold market, essentially 80 percent of each year’s consumption was in the form of jewelry all over the world, about another 10 percent in industrial and technological products, increasingly in electronics, and the final 10 percent was in investment in bars and coins. It was a market that was dangerously dependent on one particular industry, even though the jewelry business is quite diverse and the different geographies around the world. But 80 percent in one industry was way too concentrated.

ETF Store - George Milling Stanley interview

00:03:27	So we decided we wanted to — at the World Gold Council, where the job was to promote the use of gold, we decided we wanted to see what we could do to try to redress that balance a little bit. We looked at the technological side. There were some fascinating innovations going on in medical and imaging technology. But they were all in that field called nanotechnology, and you need an awful lot of nanotechnology to move the needle in a market as big as the gold market. So we decided to focus on investment. So we did a lot of market research, and with a lot of very, very good, outside, objective researchers, and talking particularly to people who weren’t exposed to the gold market in any way, shape, or form.

00:04:05	Because you only learn from people that you don’t agree with, right? You don’t learn anything from people that you’re already in agreement with. And we asked them why they didn’t invest in gold, and universally, they came back and said it’s cumbersome, it’s costly, it’s complicated, and I don’t know why I need it. So we were a little taken aback by that. But we said, okay, so if we could produce a gold product that would deal with your three Cs — your cumbersome, costly, and complicated — what would it have to look like?

00:04:33	And again, overwhelmingly the people came back and said it would have to be transparent, so preferably be traded on a regulated stock exchange. It would have to be accessible. That’s another reason to trade on a regular stock exchange. It would have to be as pure a proxy as possible for the spot price of gold, the cash price. And it

ETF Store - George Milling Stanley interview

would have to be as secure as possible. And it was at about that point that the light went on over several people’s heads, and we said maybe what we want to do is a gold ETF. Now, ETFs were started in 1993 by State Street, so they were still a relatively new product, and nobody had ever married a commodity and an ETF. But we decided this is what we were going to try to do.

00:05:14	So with various people on the team, over the next couple of years, we managed to put together a product that the Securities and Exchange Commission in Washington decided was something that ought to be offered to American investors. And that’s the beginning of the story. The rest is history.

Interviewer:	What a fantastic story. Now, if we look at GLD, GLD holds physical gold bullion. The gold is held in the London vaults of HSBC bank. And I guess without getting too technical here, the way this works is the ETF is structured as a trust, and this trust holds the physical gold. So a shareholder of GLD has a fractional, undivided interest in this trust.

00:05:51	So from a layman’s perspective, can you explain maybe how this is both similar and how it’s different to owning physical gold bars and coins?

George Milling Stanley:	Oh, sure. Look, I mean, when you own a stock in Apple, you don’t own an iPhone necessarily. I mean, you may own an iPhone, but you don’t own it because you own the stock.

ETF Store - George Milling Stanley interview

You don’t own a car because you own stock in GM. Similarly, you don’t own gold outright when you own stock in GLD. You own, as you say — you have an ownership interest in a trust, and the trust’s assets are 100 percent in physical, allocated gold bullion bars. So it’s really that simple.

00:06:26	The way that the gold gets into the trust is when the broker dealers, who are making a market in GLD — we call them authorized participants — that’s the language of the ETF world — when the authorized participants find that there is not enough liquidity, not enough shares available on the New York Stock Exchange to meet a big order from a client, then they will buy gold, transfer ownership of that gold to the trust at the vault of HSBC in London, and the trust will then create the shares which they will fill their order with.

00:06:56	And the nice thing is gold settles in on T plus two — two days after the trading day — equities, which is what an ETF is, as well — equities settle on T plus three. So there’s plenty of time for them to make sure that the gold is available to the trust at the vault of HSBC.

Interviewer:	Again, we’re visiting with George Milling Stanley, head of gold investment strategy at State Street Global Advisors. George, what do you view as some of the biggest potential benefits to owning gold through an ETF as opposed to through physical bars and coins or maybe playing gold futures contracts?

ETF Store - George Milling Stanley interview

George Milling Stanley:	I’ve always said, you know, there’s really no bad way to have exposure to gold at all.

00:07:33	I think every investor — every investment portfolio, whether it’s an individual or a government and anything in between, ought to have a small exposure to gold as part of a properly balanced portfolio. That’s where I start from. What we did with gold ETFs was to make gold a convenient investment for people who had not perceived it to be that before. It was not regarded as an ingestible asset for the great mass of investors until GLD was launched in November 2004, just over a decade ago.

00:08:03	Why do people need an investment in gold? I think that everybody ought to have a small allocation as part of a strategic allocation to gold. The literature suggest anywhere between 2 and 10 percent. And I think that that is perfectly reasonable for a couple of reasons. The main one being that gold doesn’t really correlate with anything else that might be in your portfolio. In other words, it doesn’t necessarily go up along with everything else and it doesn’t go down along with everything else. Its movements in gold bear no relation to what happens with stocks or bonds or any of the other things in a portfolio.

00:08:39	It’s the ultimate uncorrelated asset, if I can call it that. That lends a degree of diversification to a portfolio that investment gurus and strategists realized 60, 70 years ago was absolutely the holy grail of investment — is diversification. So that’s one reason why gold is a

ETF Store - George Milling Stanley interview

very, very good thing to have. There is no asset as uncorrelated with regular ones as gold. The other thing is to say, and this may sound a little odd given recent volatility in the gold price, but in the long run — and I always prefer to speak in the long run — when you get to my age, you have to, I think — in the long run, gold is among the lowest-volatility assets that you’d find in a typical portfolio.

00:09:20	Low volatility, volatility equals risk, which means that having an exposure to gold is helping to lower the risk of the overall portfolio. What I try to avoid is just looking at gold as a standalone investment. Sometimes, you can have a hell of a ride with gold as a standalone investment. But I much prefer to see it as part of a properly balanced portfolio. And then there are historical reasons why people have owned gold for thousands of years. Those that have. Which is that it’s been a great protection against inflation. It’s been a great protection against what we now call tail risk events, but what we really mean is the unexpected events that come along.

00:09:57	Whether it’s in politics or in economics. It’s a great protection against those kinds of things, as well. Those are very, very good reasons to own it. And then, as I say, there’s sometimes a very strong tactical case to be made, as well.

Interviewer:	George, you mentioned earlier that when you were researching the marketplace you were visiting with people who didn’t agree with you, to try to learn something, and you mentioned the words cumbersome and complicated. Is there any more granularity to that?

ETF Store - George Milling Stanley interview

Was it the fact that people had to insure the gold if they physically held it? Was it the fact that they needed a safe or safe deposit box? Was it all of the above?

00:10:28	Is there any one thing you can put your hand on that this is the reason I don’t own gold?

George Milling Stanley:	Jason, I would say it’s close to the all-the-above answer. I mean, people had a lot of different ways that they could gain some access to gold, some of them reasonably good, some of them not so good. You know, you buy gold mining stocks as a proxy for the gold price, but you’re also buying a whole other set of risks and opportunities as well. And I think that has now become fairly clear. But, you know, if you take the gold home, then you will obviously have to insure it. You might need a safe deposit box.

00:10:59	You might need to build a safe in the wall behind your Rembrandt or under the dining table, I think are the two favorite places to do it. There’s a lot of different reasons why people found it difficult to invest in. And if people find things difficult, they don’t do them, which is why people were not investing in gold that much at the time.

Interviewer:	George, going back to GLD. A question that we’ll sometimes hear from investors is how do I know the physical gold is actually held by the trust or the ETF? And as I’m sure you’re aware, there are some conspiracy theorists out there who will say gold ETFs don’t actually own the gold they say they do.

ETF Store - George Milling Stanley interview

00:11:34	How would you respond to this? And can you maybe talk about some of the safeguards in place for physically backed gold ETF investors?

George Milling Stanley:	Yeah, it is a shame, isn’t it, that gold as an asset class is cursed by the longest and most troublesome lunatic fringe of any. Look, there are — HSBC is a respectable company. There are three independent audits carried out at the behest of the sponsor, which is World Trust Gold Services, an arm of the World Gold Council. So three independent audits carried out every year.

00:12:04	And that is just alongside all of the various inspections and audits that HSBC will do in the normal course of its business. I am confident the gold is there. When I was an officer of the trust, it was a mandatory responsibility of mine to go and look at the gold from time to time, and purely by coincidence, I happen to have been in the vault while one of these audits was being conducted. And believe you me, that is a rigorous business. There’s no question about this. I’m satisfied, and I’m satisfied by audit reports signed by these various people.

00:12:42	I know that there are some people who are not satisfied by that. They should go buy gold coins and figure out how to protect them themselves, or they should buy gold bars. They should invest in

ETF Store - George Milling Stanley interview

some other way. If they’re unhappy with an investment, they shouldn’t buy it, but there’s no reason for them to be. I know that one single GLDG fair is created until there is an equivalent quantity of gold in the allocated account owned by the trust. And that’s good enough for me.

00:13:09	Interviewer: Well, George, let’s take a break here. And when we come back, I want to ask you a little bit more about the role of gold in a portfolio and also your views on the current gold market. So we’ll do that right after the break. This is the ETF Store show on ESPN 1510. Welcome back to the ETF Store show. Nate Jerassi along with [Jason Lenk] in studio this morning. And we’re also pleased to be joined in studio by George Milling Stanley. He’s the head of gold investment strategy at State Street Global Advisors. George is a renowned gold experts. George, I want to turn our attention now to the role of gold in a portfolio. And you talked about this a little bit earlier.

00:13:46	But most investors tend to have exposure to stocks and bonds, and you might see some real estate sprinkled in, but you don’t always see gold. Why do you think that is?

George Milling Stanley:	I think it’s a historical legacy of the years when gold was not an easy investment, it was not an easy options. As we said, you know, if people find something difficult, then they will tend not to do it, and gold was rather difficult to invest in. For the longest time, people bought gold mining stock, the shares of goldmine-producing companies, as a proxy for the gold price. And I think it wasn’t a very good proxy for the gold price because they were buying a whole bunch of other risks, as well.

ETF Store - George Milling Stanley interview

00:14:22	Geopolitical risk, mining is a risky business, geological risk, the risk of inept management, the risk of bad M&A decisions, all that kind of thing. So it was a very, very difficult thing for people to do. The advent of ETFs, as we say, made it an investable asset for a whole class of investors who had either not considered gold at all or considered it and rejected it. It’s become a mainstream asset. It’s become part of the mainstream discussion in just the 10 years since we brought that vehicle to market.

00:14:53	That, I think, is the biggest contribution. It’s not so much the assets in GLD or the other look-alike products that followed it to market. It’s making gold part of the mainstream investment conversation because I think it does have a serious role to play in properly balanced portfolios.

Interviewer:	Yeah, and you talked about the merits of maybe having a longer- term strategic allocation to gold. But are there certain market environments where investors might expect gold to perform more favorably? I guess when does gold shine the brightest? My pun absolutely intended there.

ETF Store - George Milling Stanley interview

00:15:23	George Milling Stanley: Yeah. Typically, gold shines the brightest when everything else looks darkest. There’s no question about that. When we have high inflation, gold tends to perform very, very well. When we have serious geopolitical tensions around the country, gold tends to perform well. When the dollar seems to be going down in value — we had a strong rise in the dollar recently, but when the dollar is depreciating, when the dollar is weakening relative to other countries, again, that’s when gold tends to do well. And although there’s no correlation specifically between gold and equities or gold and the bond markets, when other financial assets are doing badly, then gold is more than likely to be doing well, as well.

00:16:04	You know, there’s a myriad of forces that will act upon the price of any asset, and gold’s no exception to that. But in my experience, I’ve isolated five factors that I think are the major drivers of the gold price. And the price tends, in my view, to be made up by what is happening in the balance among these five different factors at any given moment. If I can tell you what they are just briefly —

Interviewer:	Please.

George Milling Stanley:	Number one would be internal market dynamics. It’s important to look at that in any commodity, and gold has utility as a commodity even though it’s also a financial asset.

00:16:42	So what’s happening with emerging trends in the balance between gold supply and demand? That’s number one. That’s important. Number two, gold is inversely correlated with the dollar. When the

ETF Store - George Milling Stanley interview

dollar goes up, gold goes down. That’s what we’ve been seeing in the last couple of years because the dollar has been exceptionally strong relative to other currencies and that’s what’s keeping pressure on the gold price that would otherwise, I think, be rising.

00:17:07	Number three, inflation. Gold has a very strong track record as a very good insurance policy of good protection against inflation. Now, at the moment, we don’t have any inflation in the system. The Fed’s very, very worried about that. It wants more inflation. But I think that prudent investors have seen that we’ve had a huge amount of liquidity created, we’ve had a lot of money supply created by the various extraordinary and unconventional measures that have been taken in the face of the crisis, so that we have sewn the seeds of the inflation of the next few years. We just don’t know when it’s going to come.

00:17:44	Number four, obviously, I think, is the performance of competing asserts. I said there’s no correlation, but if they’re doing badly, gold tends to be doing well. Now, we’ve seen what’s been happening with equities recently, so that has been causing further pressure on the gold market with equities, seeming to set new record highs every week or two. And number five, geopolitical tensions — just like inflation, gold has a very, very strong track record when we are in a troubled world. There’s no question about that. Where do we stand with those today? Supply/demand balance. There’s many positive developments in that. That’s a plus.

ETF Store - George Milling Stanley interview

00:18:19	The dollar is a strong negative for gold right now and will exert negative pressure on prices while the dollar remains unusually strong. But we all know that that’s not going to go on forever. Inflation is going to come, and I think prudent investors are starting to prepare themselves for when we see inflation in the 2, 3, maybe even 4 percent range over the next few years. Let’s call that one neutral right now, turning positive. Competing assets. Well, as I say, equities have had an enormous run recently, and again, we all know that nothing goes up in a straight line, so let’s call that one neutral and will turn positive.

00:18:56	Geopolitical tensions. Well, I’m worried about what ISIS is doing, I’m worried about what Mr. Putin’s up to in Ukraine, I’m worried about whether we’re going to get an agreement with Iran, I’m worried about the Middle East. All of those things. So I think that’s still a positive for gold, as well. So we’ve got two positives, one negative, two neutrals turning positive. That’s why gold’s trading in this relatively narrow range right now.

Interviewer:	Again, we’re visiting with George Milling Stanley, head of gold investment strategy at State Street Global Advisors. What about a rising interest rate environment?

00:19:27	I know there is some concern among investors that if the Fed does move forward with rate hikes, that might negatively impact gold since the opportunity cost of owning gold increases. Is that a legitimate concern?

ETF Store - George Milling Stanley interview

George Milling Stanley:	It’s conventional wisdom, and conventional wisdom is often not a legitimate concern. I think that the times when rising U.S. interest rates were a strong negative for gold are over. I think they were maybe in the ‘80s, when Paul Volker and Ronald Reagan set out to tame the wild beast of inflation using one tool, which was very, very high interest rates. That hurt gold prices.

00:20:03	But then in the mid-‘90s — 1993, 1994 — when Alan Greenspan seemed to be raising interest rates every time the Fed market committee met on a monthly basis, the gold price carried on going up. And I think the thinking there was people were thinking, okay, so they’re raising interest rates to protect the dollar, but if they need to do it every month then there must be a much worse situation for the dollar than we really understand, so we’re going to buy some gold as protection. So gold actually went up at a time of rising — the last time we had a significant rising interest rate environment, gold benefited quite strongly from that.

00:20:38	So I’m not as concerned as many other people are. But at the moment, the transparency that the Fed is desperately trying to bring to its deliberations so that it will avoid market shocks means that the Fed seems to be dovish one month and hawkish the next month, or it’s being interpreted that way. A comma is moved, a different word is used, the word patient is dropped. No, we will not be patient, but we will not be impatient. They’re parsing the language to a degree that I think it doesn’t deserve, and that’s also tending to roil financial markets, which is not good for any financial market.

ETF Store - George Milling Stanley interview

00:21:13	Interviewer: George, on our show, we’ve talked more about currencies over the last year than probably the last three years combined. With the divergent monetary policy that we’re seeing around the world, at different central banks. Is there any merit to buying gold in a different currency?

George Milling Stanley:	Yes and no. Forgive me for that, but I’m afraid that is the answer. I live in the United States in spite of my funny accent. And I’ve lived here for a long time. I’m a citizen. And I will die in this country eventually. My income is all U.S. dollar income. My expenditure is all U.S. dollar expenditure. I tend to vacation in this country, so it makes sense for me to look at my investments in terms of dollars — to invest in dollars and to earn dollars with those investments.

00:21:58	People with other interests, whether it be taking vacations or whether it be wanting to have a currency exposure, as well. That’s fine. If I want a currency exposure, then I will tend to buy that separately from my investment in gold. I get rather worried when somebody tells me, oh, well, this investment has two prongs to it. You know, you will benefit if this goes up, and you’ll benefit if that goes down. And my immediate response is what if the first one goes down and the second one goes up? Oh, well, you’ll be hurt twice. So it’s always the double whammy. I much prefer to keep my investments separate rather than investing in different currencies.

ETF Store - George Milling Stanley interview

00:22:36	Interviewer: Okay, so just eliminate your risk down to one, gold, rather than introducing another variable to the investment?

George Milling Stanley:	It is indeed introducing another element of risk that I’m really not comfortable with. If I choose to invest in a different currency, I’ll probably buy an ETF to do that.

Interviewer:	Perfect. I want to ask you a couple other questions. These are ones that I receive from my clients, and some of these are odd, some of these are different. So feel free to pass or answer. But I had a client ask if everybody who owns physical gold or has a right to it demands it to be delivered at one time, is it all out there in the ETFs industrywide, countrywide, nationwide?

00:23:13	George Milling Stanley: Okay, in the ETFs in this country and the ones in Europe, there’s no question in my mind that the physical gold is there because all of the ETFs that followed GLD to market are based on the GLD structure, which is the shares cannot be created until the gold is there. And I know that the gold backing GLD and the other ETFs like it is not leant out to the market in any way. It’s not encumbered in any way. So I know that the gold is there if anybody — if people wanted to redeem all of the shares in all of those ETFs, that gold is sitting in vaults waiting to be redeemed.

ETF Store - George Milling Stanley interview

00:23:51	There is an over-the-counter market where most people are expecting transactions to be settled financially, and there is also a futures market. Again, most of the transactions on the futures market are settled financially. In other words, no gold actually changes hands. People buy an interest in gold for a period and then, before they are due to take ownership, they will sell it because the last thing they want is these cumbersome yellow bricks being delivered to their front door. So I’m confident that there’s not going to be any major disruption in the gold market, irrespective of how many people would actually come and demand that they get their gold.

00:24:27	There’s a lot of nonsense talked about it, I’m afraid.

Interviewer:	All right. On a different subject, I’ve seen headlines over the last year or two regarding repatriation of gold, some countries saying, you know, I don’t trust the Bank of London or the Federal Reserve. I want to bring it back to my own country. Is that a political move? Is that a financial move? What are some of the factors or catalysts of why a country would want to do that?

George Milling Stanley:	All right, let’s try to get this into perspective. There was one country that said it intended to repatriate its gold because it didn’t trust New York banks, and that was Venezuela.

ETF Store - George Milling Stanley interview

00:24:58	And it was able to repatriate all of its gold in a relatively short period of time without any hiccups whatsoever. It’s now wondering what it can do to use its gold to make money, whether to put it on deposit or something, and it’s being faced with the prospect that it might actually have to ship it back to New York in order to be able to mobilize it in some way, which is exactly what I told the bank when they were talking about doing this, some years back. The other countries — let’s think — Germany’s taking some home.

00:25:26	Germany had kept most of its gold in France, London, and in New York for the longest period of time because they were worried about the cold — when the Cold War was going on, they were afraid that people with snow on their boots carrying Kalashnikovs were about to walk over the border and walk off with the German gold reserves. So they kept it in these safe international centers. But the Germans have finally realized the Cold War is no longer with us, it’s over, and so they’ve begun to take small quantities of their gold back.

00:25:58	But they’re still leaving a good deal in the major international trading centers in London and in New York just in case — like the Venezuelans are finding — just in case the Germans ever need to mobilize some of their gold. So it’s not a huge wave of repatriations because people don’t trust New York or London. It is a very, very small movement, and it’s fairly logical when you realize exactly what it is people are doing.

ETF Store - George Milling Stanley interview

Interviewer:	Perfect. I want to ask you a question. Years ago, there was a theory floated in the oil markets about peak oil, how, you know, we had found all the easy oil and production would peak and then slowly decline, and we’d run out of oil some day.

00:26:35	Is there an equivalent in the gold marketplace? Is there enough gold in the ground around the world to satisfy the demand for years to come? Or is there a law of diminishing returns here?

George Milling Stanley:	Yeah, well, you remember Melthous, who I think predicted that the world was going to run out of food in about 1890, as far as I recall.

Interviewer:	Right.

George Milling Stanley:	And I managed to get a nice breakfast this morning in my hotel.

Interviewer:	Yeah.

George Milling Stanley:	Look, gold is a scarce resource. There’s no question about that. One part per billion of the Earth’s crust is composed of gold. It’s one of the rarest elements there is.

00:27:05	But technology is good, there is still the waters of the oceans that cover the surface of the earth to be exploited if people choose to do that. There are sources of gold, I’m confident. But I think that

ETF Store - George Milling Stanley interview

increasingly it is going to be expensive to recover gold from those unconventional kind of resources. Mining is becoming increasingly expensive. So I think that the rising price that we’ve seen, from $250 a year a decade ago to around about the $1,200 level now, almost five times where it was, I think that that is actually pretty well justified by the underlying realities of the market.

00:27:44	Interviewer: Hey, George, we have about a minute left here, but to put the supply of gold into perspective for our listeners, one thing that you’ll hear is that all of the mined gold in the world would fit into two Olympic-size swimming pools. Is that a fair representation?

George Milling Stanley:	To the best of anybody’s knowledge, yes, but obviously, this is all based on estimates. Some years ago, a gentleman that I had the pleasure of working with, Timothy Green, who was a big guru in gold in London at the time came up with an estimate that all of the gold mined over history was about 100,000 metric tons, and people have simply added each year’s mine production to that.

00:28:15	So I’m not sure how reliable those numbers are. They’re the best guesses that we have.

Interviewer:	Well, George, we’ll have to leave it there. Just a wonderful discussion on gold today. We’re certainly thrilled that you were able to join us in studio, and we hope you enjoy the rest of your stay in Kansas City.

ETF Store - George Milling Stanley interview

George Milling Stanley:	Thank you very much. I’m looking forward to my barbeque.

Interviewer:	That was George Milling Stanley, head of gold investment strategy at State Street Global Advisors.

[End of recorded material.]

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